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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                           Multi-Market Radio, Inc.

                               (Name of Issuer)

                     Class A Common Stock, $.01 par value

                        (Title of Class of Securities)

                                   625432109

                                (CUSIP Number)

                           Lawrence G. Goodman, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 758-9500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 26, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D
CUSIP No. 625432109                                        Page 2 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GABRIEL CAPITAL, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

      NUMBER OF       7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY
        EACH                 122,722
     REPORTING
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH
                     10      SHARED DISPOSITIVE POWER

                             122,722

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          122,722

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.8%

14       TYPE OF REPORTING PERSON*

         PN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



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                                 SCHEDULE 13D

CUSIP No. 625432109                                         Page 3 of ___ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARIEL FUND LIMITED

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS

     NUMBER OF         7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8      SHARED VOTING POWER
      OWNED BY                181,002
        EACH
     REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON
        WITH          10      SHARED DISPOSITIVE POWER
                              181,002

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         181,002

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 625432109                                         Page 4 of __ Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J.  EZRA MERKIN

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b)

3        SEC USE ONLY

4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

                      7      SOLE VOTING POWER
                             20,076
     NUMBER OF
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY             303,724
      OWNED BY
        EACH          9      SOLE DISPOSITIVE POWER
     REPORTING               20,076
       PERSON
        WITH         10      SHARED DISPOSITIVE POWER
                             303,724

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         323,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%

14       TYPE OF REPORTING PERSON*

         IN
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



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                                 SCHEDULE 13D


                  This Amendment No. 3 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D (the "Schedule") with regard to Class A Common Stock of Multi-Market Radio, Inc.

Item 4.           Purpose of Transaction

                  Gabriel and Ariel Fund entered into an agreement with SFX Broadcasting, Inc. ("SFX"), dated as of July 26, 1996, pursuant to which Gabriel and Ariel Fund agreed to vote securities of the Issuer owned by them (i) in favor of the proposed merger of the Issuer with a subsidiary of SFX (the "Merger") and the Merger Agreement related thereto, as such Merger Agreement may be amended; provided, however, with respect to any such amendment, (a) such amendment is approved by the independent committee of the Issuer, (b) an opinion is obtained from Oppenheimer & Co., Inc. substantially to the effect that the consideration to be paid to the holders of Class A Common Stock (other than certain persons) is fair from a financial point of view and (c) the consideration to be paid in the Merger to the holders of Class A Common Stock is not less than $12.00 per share and the transaction is structured as a tax free reorganization, (ii) in favor of the transactions contemplated by the Merger Agreement and (iii) against competing transactions or proposals. Such agreement terminates (1) upon termination of the Merger Agreement, (2) December 31, 1996 or (3) if the consideration to be paid in the Merger to the holders of Class A Common Stock is less than $12.00 per share.

                  Reference is made to Exhibit 1 hereto which is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  See Item 2.

Item 7.           Materials to be Filed as Exhibits

                  1. Agreement dated as of July 26, 1996 among SFX Broadcasting, Inc., Gabriel Capital, L.P. and Ariel Fund Limited.

                                       5


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Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       GABRIEL CAPITAL, L.P.

                                       By: /s/ J. Ezra Merkin
                                       Name: J. Ezra Merkin
                                       Title: General Partner


                                       ARIEL FUND LIMITED


                                       By: MEESPIERSON MANAGEMENT
                                           (CAYMAN) LIMITED

                                       By: /s/ Peter A. De Ruitjer, Martin Byrne
                                       Name: Peter A. De Ruitjer, Martin Byrne
                                       Title: Director, Assistant Secretary




                                       /s/ J. Ezra Merkin
                                       J.  EZRA MERKIN
Dated: July 29, 1996

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